FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 November 22, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

$1,5 MILLION PRIVATE PLACEMENT

Virginia Gold Mines Inc. (“Virginia”) (TSX:VIA) announces that it has negotiated a private placement financing with Mavrix Funds ($1 million) and NCE Diversified Flow Through (04) Limited Partnership ($500,000). The financing consists of 403 333 flow-through common shares at a price of $3.75 per share, which represents a 25% premium on the closing price of Friday, November 19, 2004 for net proceeds of CA$1.5 million.

The proceeds from the offering will be used to fund exploration on its Éléonore project on which Virginia Gold Mines announces a significant discovery during the last months. This financing is subject to the approval by the regulatory authorities.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 37 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca